SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                          -----------------------

                             AMENDMENT NO. 3 TO

                               SCHEDULE 14D-1

                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          -----------------------


                         PACIFIC SCIENTIFIC COMPANY
                         (Name of Subject Company)


                           ACC ACQUISITION CORP.
                            DANAHER CORPORATION
                                 (BIDDERS)

                       Common Stock, $1.00 par value
         (including the Associated Preferred Share Purchase Rights)
                       (Title of Class of Securities)


                                   694806
                          -----------------------
                   (CUSIP Number of Class of Securities)


                            PATRICK W. ALLENDER
                            DANAHER CORPORATION
                            1250 24TH ST., N.W.
                           WASHINGTON, D.C. 20037
                               (202) 828-0850
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on behalf of Bidders)


                                  Copy to:

                           ERIC J. FRIEDMAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000







CUSIP NO. 694806                   14D-1
----------------------------------------------------------------------------
1.      Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of the Above Persons

        ACC Acquisition Corp.
----------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group            (a)|_|
                                                                    (b)|_|
----------------------------------------------------------------------------
3.      SEC Use only

----------------------------------------------------------------------------
4.      Source of Funds

        AF
----------------------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(e) or 2(f)                                         |_|

----------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        California
----------------------------------------------------------------------------
7.      Aggregate Amount Beneficially Owned by Each Reporting Person

        11,400,816 (or 11,739,256, if all shares tendered pursuant to guaranteed delivery procedures are delivered)
----------------------------------------------------------------------------
8.      Check Box if the Aggregate Amount in Row (7) Excludes Certain
        Shares                                                        |_|

----------------------------------------------------------------------------
9.      Percent of Class Represented by Amount in Row (7)

        91.1% (or 93.8%, if all shares tendered pursuant to guaranteed delivery procedures are delivered)
----------------------------------------------------------------------------
10.     Type of Reporting Person

        CO
----------------------------------------------------------------------------





CUSIP NO. 694806                            14D-1
----------------------------------------------------------------------------
1.      Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of the Above Person

        Danaher Corporation
----------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group           (a)|_|
                                                                   (b)|_|
----------------------------------------------------------------------------
3.      SEC Use only

----------------------------------------------------------------------------
4.      Source of Funds

        WC or BK
----------------------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(e) or 2(f)                                        |_|

----------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
----------------------------------------------------------------------------
7.      Aggregate Amount Beneficially Owned by Each Reporting Person

        11,400,816 (or 11,739,256, if all shares tendered pursuant to guaranteed delivery procedures are delivered)
----------------------------------------------------------------------------
8.      Check Box if the Aggregate Amount in Row (7) Excludes Certain
        Shares                                                       |_|

----------------------------------------------------------------------------
9.      Percent of Class Represented by Amount in Row (7)

        91.1% (or 93.8%, if all shares tendered pursuant to guaranteed delivery procedures are delivered)
----------------------------------------------------------------------------
10.     Type of Reporting Person

        CO
----------------------------------------------------------------------------



      This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 initially filed on February 6, 1998 (as amended, the "Tender Offer Statement") by Danaher Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary ACC Acquisition Corp., a California corporation (the "Purchaser"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share, of Pacific Scientific Company, a California corporation, including the associated Preferred Share Purchase Rights, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 6, 1998. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Tender Offer Statement. The Tender Offer Statement also constitutes the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 6 is hereby amended to add the following:

      Following expiration of the Offer at 5:00 p.m., New York City time, on March 9, 1998, the Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer. The Purchaser has been advised by the Depositary for the Offer that as of the expiration of the Offer 11,739,256 Shares, representing approximately 94% of the outstanding Shares, had been validly tendered and not withdrawn pursuant to the Offer (including 338,400 Shares tendered pursuant to the procedures for guaranteed delivery).

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

            Item 11 is hereby amended to add the following:

            (a)(12) Text of press release, dated March 10, 1998.



                                 SIGNATURES


      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1998

                                       ACC ACQUISITION CORP.


                                       BY:  /s/ Patrick W. Allender
                                          ---------------------------------
                                          Name:  Patrick W. Allender
                                          Title: Vice President, Treasurer
                                                    and Director


                                       DANAHER CORPORATION


                                       BY:  /s/ Patrick W. Allender
                                          ----------------------------------
                                          Name:  Patrick W. Allender
                                          Title: Senior Vice President,
                                                    Chief Financial Officer
                                                    and Secretary




                               EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
(a)(12)           Text of press release, dated March 10, 1998.